Exhibit 99.1
Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three and
Nine Month Periods Ended September 30, 2022
Tel-Aviv, Israel, November 30, 2022 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three and nine months ended September 30, 2022 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of U. Dori Energy Infrastructures Ltd. (“Dori Energy”).
On November 29, 2022, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Dori Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.
The financial statements of Dorad for the quarter ended September 30, 2022 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.
Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended September 30, 2022 - approximately NIS 766.2 million.

•	Dorad’s unaudited operating profit for the three months ended September 30, 2022 - approximately NIS 135.9 million.

Dorad’s financial statements for the quarter ended September 30, 2022 note that Energean Israel Ltd., with whom Dorad executed a natural gas acquisition agreement in October 2017, commenced flowing natural gas to Dorad at the beginning of November 2022.
Dorad’s financial statements for the quarter ended September 30, 2022 note that following the outbreak of the coronavirus (COVID-19) in China in December 2019, and the spreading of the coronavirus to many other countries in early 2020, there has been a decline in economic activity in many regions of the world, as well as in Israel. The spreading of the coronavirus caused, among other things, a disruption in the supply chain, a decrease in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world, as well as declines in the value of financial assets and commodities in markets in Israel and around the world. Dorad notes that it is operating in accordance with the guidelines of the Israeli Ministries of Energy and Health on dealing with the coronavirus epidemic, including preparations of the operation and maintenance employees of the power plant and shift work as required. Dorad’s financial statements further note that it monitors the re-spreading of the virus and continuously examines the options for dealing with damage to its income.
Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended September 30, 2022, which include the summer months of July and August and the intermediate month of September, are not indicative of full year results. In addition, due to various reasons, including the effects of the spread of Covid-19 and the economic impact of such spread and of actions taken by governments and authorities, the results included herein may not be indicative of third quarter results in the future.
A translation of the financial results for Dorad as of and for the year ended December 31, 2021 and as of and for the three and nine month periods ended September 30, 2021 and 2022 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements
This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas and the impact of the coronavirus pandemic on Dorad’s operations and projects, including in connection with reductions in the consumption of electricity by Dorad’s customers and the Israeli Electric Company, delays in supply of gas, steps taken by Israeli authorities, regulatory changes, changes in the supply and prices of resources required for the operation of the Dorad’s facilities (and in the price of oil and electricity, and technical and other disruptions in the operation of Dorad), in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Dorad Energy Ltd.

Interim Condensed Statement of Financial Position

	September 30	September 30	December 31
	* 2022	2021	2021
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Current assets
Cash and cash equivalents	253,979	328,707	201,860
Trade receivables and accrued income	283,192	277,663	248,844
Other receivables	10,864	9,175	40,289
Financial derivatives	4,601	1,354	-
Total current assets	552,636	616,899	490,993

Non-current assets
Restricted deposit	511,766	472,111	480,476
Prepaid expenses	31,739	33,734	33,235
Fixed assets	3,286,569	3,403,321	3,378,466
Intangible assets	5,815	5,907	6,038
Right of use assets	57,954	58,383	57,530
Total non-current assets	3,893,843	3,973,456	3,955,745

Total assets	4,446,479	4,590,355	4,446,738

Current liabilities
Current maturities of loans from banks	303,290	311,173	280,753
Current maturities of lease liabilities	4,609	4,614	4,622
Trade payables	276,551	300,591	324,532
Current tax liabilities	-	-	21,795
Other payables	26,284	32,514	7,100
Financial derivatives	-	-	268
Total current liabilities	610,734	648,892	639,070

Non-current liabilities
Loans from banks	2,321,553	2,467,410	2,356,785
Long-term lease liabilities	52,795	52,563	48,871
Provision for dismantling and restoration	50,000	50,000	50,000
Deferred tax liabilities	205,978	212,463	192,676
Others Long-term liabilities	17,732	16,517	15,834
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,648,218	2,799,113	2,664,326

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	541,569	496,392	497,384
Total equity	1,187,527	1,142,350	1,143,342

Total liabilities and equity	4,446,479	4,590,355	4,446,738

Dorad Energy Ltd.

Condensed Interim Statement of Earnings

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	1,787,128	1,605,482	766,199	642,381	2,103,911

Operating costs of the Power Plant

Energy costs	408,723	328,866	214,310	149,644	428,051

Electricity purchase and infrastructure services	830,934	779,493	308,485	268,375	1,053,997

Depreciation and amortization	183,587	169,151	59,960	56,436	225,715
Other operating costs	123,181	105,328	47,564	37,911	114,360

Total operating costs of Power Plant	1,546,425	1,382,838	630,319	512,366	1,822,123

Profit from operating the Power Plant	240,703	222,644	135,880	130,015	281,788

General and administrative expenses	17,018	17,715	6,124	5,359	24,502
Other incomes	-	8,809	-	2,877	11,603

Operating profit	223,685	213,738	129,756	127,533	268,889

Financing income	49,508	1,215	3,606	400	4,694
Financing expenses	215,707	162,054	65,315	60,946	219,013

Financing expenses, net	166,199	160,839	61,709	60,546	214,319

Profit before taxes on income	57,486	52,899	68,047	66,987	54,570

Taxes on income	13,301	12,165	15,642	15,388	12,844

Profit for the period	44,185	40,734	52,405	51,599	41,726

Dorad Energy Ltd.

Condensed Interim Statement of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the nine months
ended September 30, 2022
(Unaudited)

Balance as at
January 1, 2022 (Audited)	11	642,199	3,748	497,384	1,143,342

Dividend to the Company’s
Shareholders
Profit for the period	-	-	-	44,185	44,185

Balance as at
September 30, 2022 (Unaudited)	11	642,199	3,748	541,569	1,187,527

For the nine months
ended September 30, 2021
(Unaudited)

Balance as at
January 1, 2021 (Audited)	11	642,199	3,748	555,658	1,201,616

Dividend to the Company’s	-	-	-	(100,000)	(100,000)
Shareholders
Profit for the period	-	-	-	40,734	40,734

Balance as at
September 30, 2021 (Unaudited)	11	642,199	3,748	496,392	1,142,350

For the three months
ended September 30, 2022
(Unaudited)

Balance as at
July 1, 2022 (Unaudited)	11	642,199	3,748	489,164	1,135,122

Profit for the period	-	-	-	52,405	52,405

Balance as at
September 30, 2022 (Unaudited)	11	642,199	3,748	541,569	1,187,527

Dorad Energy Ltd.

Condensed Interim Statement of Changes in Shareholders’ Equity (cont’d)

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the three months
ended September 30, 2021
(Unaudited)

Balance as at
July 1, 2021 (Unaudited)	11	642,199	3,748	444,793	1,090,751

Profit for the period	-	-	-	51,599	51,599

Balance as at
September 30, 2021 (Unaudited)	11	642,199	3,748	496,392	1,142,350

For the year ended
December 31, 2021 (Audited)

Balance as at
January 1, 2021 (Audited)	11	642,199	3,748	555,658	1,201,616
Dividend to the Company’s
shareholders	-	-	-	(100,000)	(100,000)
Profit for the year	-	-	-	41,726	41,726

Balance as at
December 31, 2021 (Audited)	11	642,199	3,748	497,384	1,143,342

Dorad Energy Ltd.

Condensed Interim Statements of Cash Flows

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows from
operating activities:
Profit for the period	44,185	40,734	52,405	51,599	41,726
Adjustments:
Depreciation and amortization
and fuel consumption	186,137	171,174	61,436	56,726	228,099
Taxes on income	13,301	12,165	15,642	15,388	12,844
Financing expenses, net	166,199	160,839	61,709	60,546	214,319
	365,637	344,178	138,787	132,660	455,262

Change in trade receivables	(34,620)	20,056	(91,436)	(70,626)	48,875
Change in other receivables	29,426	12,226	13,068	8,076	(18,888)
Change in trade payables	(77,976)	(9,825)	78,790	33,298	22926,
Change in other long-term liabilities	19,184	16,517	16,492	16,517	3,292
Change in other payables	1,898	28,706	(1,693)	29,735	15,834
	(62,088)	67,680	15,221	17,000	72,039

Taxes on income paid	(21,795)	-	-	-	-

Net cash flows provided
by operating activities	325,939	452,592	206,413	201,259	569,027

Cash flows used in
investing activities
Proceeds (payment) for settlement of
financial derivatives	9,435	987	3,688	(477)	392
Investment in long-term
restricted deposit	-	(37,000)	-	-	(53,175)
Investment in fixed assets	(88,914)	(42,277)	(19,749)	(9,225)	(72,530)
Investment in intangible assets	(822)	(1,536)	(180)	(507)	(2,020)
Interest received	2,299	1,225	1,381	399	1,584
Net cash flows used in
investing activities	(78,002)	(78,601)	(14,860)	(9,810)	(125,749)

Cash flows from
financing activities:
Repayment of lease liability principal	(392)	(443)	(151)	(147)	(4,624)
Repayment of loans from banks	(144,775)	(109,156)	-	-	(210,449)
Dividends and exchange rate
paid (see note 4.d)	-	(100,000)	-	-	(100,000)
Interest paid	(82,262)	(82,544)	(133)	(645)	(162,781)
Net cash flows used in
financing activities	(227,429)	(292,143)	(284)	(792)	(477,854)

Net increase in cash
and cash equivalents for
the period	20,508	81,849	191,269	190,657	(34,576)

Effect of exchange rate fluctuations
on cash and cash equivalents	31,611	(220)	152	(2,017)	(10,643)
Cash and cash equivalents at
beginning of period	201,860	247,079	62,558	140,067	247,079
Cash and cash equivalents at end
of period	253,979	328,707	253,979	328,707	201,860